Mail Stop 3561

February 29, 2008

Gary P. Freeman
President and CFO
Veridigm, Inc.
17383 Sunset Blvd., Suite B-280
Pacific Palisades, CA 90272

   RE: Veridigm, Inc.
     Form 8-K filed February 28, 2008
     File No. 0-30536

Dear Mr. Freeman:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 – Changes in Registrant's Certifying Accountant

1. Item 304 of Regulation S-B requires you to disclose the nature of the former accountants reports for either of the two most recent fiscal years and the subsequent interim period preceding the resignation. We understand Michael Moore has not been engaged for this period of time; however, we believe the disclosure should clarify this fact. Please revise to state the date the former auditor was engaged, or otherwise clarify why the disclosure does not cover the two most recent fiscal years. Please revise or advise.

2. Please revise to disclose whether or not there were any disagreements with the former accountant for the two most recent fiscal years or the subsequent interim period preceding the resignation. See Item 304(a)(iv)(A) of Regulation S-B.

3. You disclose that there no reportable events. Please tell us how you came to this conclusion. In this regard it appears that the other disclosures in the filing may indicate that the former auditor could not rely of the representations of management or they were unwilling to be associated with the financial statements prepared by management. We may have additional comment after review of your response.

4. In our letter to you dated February 11, 2008 we requested you to provide certain representations. We do not see where you have provided them. We have repeated the information we are requesting below. Please include the representations in the correspondence you submit in response to these comments.

Item 4.02 – Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

5. Please disclose the date on which the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded that the previously issued financial statements should no longer be relied upon. Please also identify the financial statements that should no longer be relied upon. Refer to the requirements of Item 4.02(a)(1) of Form 8-K.

6. Please disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s), discussed with your independent accountant the matters disclosed in this Item 4.02. Refer to the requirement of Item 4.02(a)(3) of Form 8-K.

7. If Michael Moore, CPA advised you that action should be taken to prevent future reliance on the interim review of the financial statements included in Form 10-QSB for the quarterly period ended September 30, 2007, please revise to include the disclosures required by Item 4.02(b)(1)-(4) of Form 8-K in this Item 4.02. In this regard, based on the disclosure under Item 4.01 it appears that you may have been advised on January 21, 2008. To the extent applicable, Item 4.02(c) of Form 8-K requires you to provide Moore with a copy of the revised disclosures you are making in response to Item 4.02 and to request Moore to furnish you with a letter addressed to the Commission stating whether he agrees with the statements you have made in response to Item 4.02, and, if not, stating why he does not agree with your disclosure. You should also amend the filing to file Moore's letter as an exhibit no later than two business days after you receive it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file. Your amended filing should include an updated letter from your former accountant.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, Adam Phippen at (202) 551-33336, or me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief